                                            Filed Pursuant to
                                            Rule 424(b)(4)
                                            Registration Statement No. 333-35719


                               GENSIA SICOR INC.

                        814,248 SHARES OF COMMON STOCK

                                   ________

     This Prospectus covers the public offering, which is not being underwritten, of 814,248 shares (the "Shares") of Common Stock, par value $.01 of Gensia Sicor Inc. ("Gensia Sicor" or the "Company") held by certain persons named in this Prospectus (the "Selling Stockholders"). The Shares have been issued by the Company to Gensia Clinical Partners, L.P. (the "Partnership") pursuant to the terms of Section 5.06 of the Development and Marketing Agreement dated as of June 13, 1991 between Gensia Sicor and the Partnership (the "Development and Marketing Agreement") following the granting by the U.S. Food and Drug Administration of approval to market the GenESA System, a proprietary pharmacologic stress testing system. Under the provisions of Section 5.06 of the Development and Marketing Agreement, the Company is to register Shares in an amount determined in accordance with a formula set forth in the Development and Marketing Agreement based upon (i) the milestone payment payable by the Company to the Partnership and (ii) an amount equal to 95% of the average closing price per share of the Common Stock of Gensia Sicor on the Nasdaq National Market on the 15 trading days prior to the fifth trading day prior to the date of delivery of the Shares to the Partnership. The Shares will in turn be distributed by the Partnership to the Selling Stockholders, who, or which, are limited partners of the Partnership, pursuant to the terms of the Partnership's Agreement of Limited Partnership, dated as of June 13, 1991 (the "Partnership Agreement"). The Company intends to use its best efforts to keep the registration statement, of which this Prospectus is a part, effective until such date as the Shares have been sold or may be sold under Rule 144(k) of the Securities Act of 1933, as amended.

     The Company will not receive any proceeds from the resale of the Shares, and is bearing the costs relating to this registration of the Shares. See "Selling Stockholders and Plan of Distribution."

                                ______________

     THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 5 OF THIS PROSPECTUS.
                                ______________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                ______________


                The date of this Prospectus is October 8, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be (i) inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C., and at the Commission's Chicago Regional Office, 500 West Madison Street, Chicago, Illinois; and New York Regional Office, 7 World Trade Center, New York, New York and (ii) accessed via a Web site maintained by the Commission (http://www.sec.gov). Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates.

     The Company has filed with the Commission Registration Statements on Form S-3 (Commission File Nos. 333-35719 and 333-37209) under the Securities Act, with respect to the Common Stock offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission.


                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed with the Commission are hereby incorporated by reference into this Prospectus:

     1. The Company's Quarterly Report on Form 10-Q (File No. 0-18549) for the quarter ended March 31, 1997 and a Quarterly Report on Form 10-Q, as amended by Form 10-Q/A, for the quarter ended June 30, 1997;

     2. The Company's Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 1996;

     3. The Company's Current Report on Form 8-K, as amended by Form 8-K/A, dated February 28, 1997;

     4. The description of Gensia Sicor Common Stock set forth in the Registration Statement on Form 8-A filed on April 27, 1990; and

     5. The description of the rights to purchase Series I Participating Preferred Stock, $.01 par value, set forth in the Registration Statement on Form 8-A filed on March 23, 1992.

     All documents subsequently filed by Gensia Sicor pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering to which this Prospectus relates shall be deemed to be incorporated by reference into this Prospectus and to be part of this Prospectus from the date of filing thereof.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement.

     Upon written or oral request, the Company will provide without charge to each person to whom a copy of this Prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests should be submitted in writing or by telephone at (619) 546-8300 to Gensia Sicor Inc., at the principal executive offices of the Company, 9360 Towne Centre Drive, San Diego, California 92121.


                                  THE COMPANY

     On February 28, 1997 Gensia Sicor Inc. (formerly Gensia, Inc.) completed its acquisition of Rakepoll Holding B.V. ("Rakepoll Holding") from Rakepoll Finance N.V. ("Rakepoll Finance"). Rakepoll Holding is the parent company of three specialty pharmaceutical businesses: SICOR-Societa Italiana Corticosteroidi S.p.A. ("Sicor") of Milan, Italy, and two companies located in
Mexico: Lemery, S.A. de C.V. ("Lemery") and Sicor de Mexico, S.A. de C.V. ("Sicor de Mexico"). The newly combined company, Gensia Sicor Inc. ("Gensia Sicor" or the "Company") is headquartered in San Diego, California. The Company has announced its intent to move its headquarters to Irvine, California by December 31, 1997.

     Sicor and Sicor de Mexico produce specialty bulk drug substances. Lemery manufactures oral and injectable finished multisource drug products. The specialty drug substances produced by Sicor and Sicor de Mexico are primarily used in parenteral or topical administration, including inhalation therapy, and almost all belong to one of three categories: (1) anticancer agents, (2) steroids or (3) non-depolarizing muscle relaxants used in anesthesia. The principal markets for Sicor's and Sicor de Mexico's specialty bulk drug substances are the U.S., Canada, the European Union and Japan. The finished multisource drug products manufactured by Lemery are sold primarily to the national health program in Mexico and are exported to certain countries in Central and South America, North Africa, the Middle East and Eastern Europe.

     Gensia Laboratories, Ltd. ("GLL") is a wholly-owned subsidiary of the Company. Prior to the acquisition of Rakepoll Holding, the Company's primary operating unit was GLL. GLL's primary emphasis has been on the manufacture and marketing of oncology, anesthesiology and other key multisource injectable pharmaceuticals for the North American market. GLL is currently engaged in discussions with other pharmaceutical companies to seek to expand its product offerings to foreign markets. In addition, GLL provides contract manufacturing support and services to a number of pharmaceutical and biotechnology companies.

     Gensia Sicor also conducts basic pharmaceutical research at its San Diego location. The Company's current operating plan includes funding its basic research activities primarily through collaborations with other pharmaceutical companies. The Company is currently receiving contract research revenues through its research collaborations with Pfizer Inc ("Pfizer") in the area of pain management and with Sankyo Co. Ltd. ("Sankyo") for basic research funding to discover and develop drugs for the treatment of non-insulin dependent (Type
II) diabetes. Subject to certain consents and availability of funding, Gensia Sicor plans to transfer certain of its San Diego based pharmaceutical research and development programs into its Metabasis Therapeutics, Inc. subsidiary ("Metabasis") and spin off such subsidiary to its shareholders. To the extent the Company is unable to spin off Metabasis and is unable to fund its research activities through its collaborations with Sankyo and Pfizer, the Company plans to reduce its research expense to the level necessary to fulfill its obligations under the Pfizer and Sankyo agreements. There can be no assurance that the Company's product development efforts with Pfizer and Sankyo will be successful or that Pfizer and or Sankyo will not terminate their respective collaborations before any such milestones are achieved or that Gensia Sicor will be able to obtain the consents and financing necessary to spin off Metabasis to Gensia Sicor shareholders.

     As part of the Gensia Sicor restructuring, Gensia Sicor is planning to transfer its licensed and proprietary medical products, including the Laryngeal Mask Airway ("LMA") product line, the GenESA System, Brevibloc, and the Feedback Controlled Heparin System ("FCHS") into Gensia Automedics, Inc. This new company's mission would be to become a profitable developer and marketer of innovative medical products for the acute care market. Gensia Automedics' technology focus would be on developing products which use closed-loop drug delivery. Gensia Sicor is seeking to obtain external financing for this company. There can be no assurance that such financing will be available on favorable terms, if at all.

                                 RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be considered carefully before purchasing the shares of Common Stock offered hereby.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

     The Company anticipates that its current capital resources, commitments from third parties, including funds received in May 1997 from issuance of convertible notes and warrants in exchange for $20 million, and efforts to reduce overall costs and expenses and working capital requirements will enable it to maintain its current and planned operations through at least 1997. The Company will continue to pursue equity, debt and lease financing for its capital needs. In addition, the Company may seek equity funds to finance its subsidiaries Gensia Automedics and Metabasis. There can be no assurance that any such financings will be available on acceptable terms, if at all.

LOSS HISTORY; UNCERTAINTY OF FUTURE PROFITABILITY

     Gensia Sicor was founded in 1986, has never made an annual profit, and has never had positive annual cash flow from operations. As of June 30, 1997, Gensia Sicor had an accumulated deficit of approximately $312.7 million. For the years ended December 31, 1994, 1995 and 1996, Gensia Sicor had net losses applicable to common shares of $56.1 million, $11.9 million, and $51.8 million, respectively. Gensia Sicor may incur additional losses in the future and expects that its losses will continue through at least 1997. Gensia Sicor may never achieve profitable operations.

COMPETITION

     Gensia Sicor is engaged in a rapidly evolving field. Competition from large pharmaceutical companies, biotechnology companies, medical device companies and other companies is intense and expected to increase. Many of these companies have substantially greater financial resources and experience in developing, manufacturing and marketing pharmaceutical products than Gensia Sicor. There can be no assurance that competitors will not succeed in developing technologies and products that are more effective or that would render the technology and products of Gensia Sicor and its subsidiaries obsolete or noncompetitive.
Gensia Sicor competes in the highly competitive multisource (generic) injectable drug industry with numerous other pharmaceutical manufacturers, many of which are established companies with greater financial and other resources than Gensia Sicor. There can be no assurance that Gensia Sicor will be able to continue to compete effectively in this market. Because selling prices of multisource injectable drug products typically decline as competition intensifies, the profitability of Gensia Sicor will depend in part on its ability to develop and introduce selected new products to the market in a timely manner, to obtain raw materials at competitive prices and to improve the efficiency of its production capability. The development and commercialization process is time consuming and costly. Delays in any part of the process or the inability of Gensia Sicor to obtain regulatory approval for its products could materially and adversely affect the Company.

DEPENDENCE ON KEY PERSONNEL

     The success of Gensia Sicor depends in large part upon its ability to attract and retain qualified scientific, manufacturing, marketing and management personnel. Gensia Sicor faces competition for such personnel from other companies, academic institutions, government entities and other organizations. In addition, the success of Gensia Sicor will be dependent upon certain key personnel associated with the Company, the loss of which may have a material adverse effect on the Company's operations.

DEPENDENCE UPON SUCCESSFUL INTEGRATION OF GENSIA SICOR, SICOR, LEMERY AND SICOR DE MEXICO

     Achieving the anticipated benefits of the acquisition of Sicor, Lemery and Sicor de Mexico will depend in part upon whether the integration of the companies' businesses is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The combination of Gensia Sicor, Sicor, Lemery and Sicor de Mexico requires, among other matters, integration of each of the combining companies' respective development, administrative, finance, sales, product support, distribution and marketing organizations, as well as the integration of each such companies' product offerings and development activities. Of particular significance to the successful integration of the combining companies' businesses is reassuring Gensia Sicor's customers that product support and distribution will continue uninterrupted. There can be no assurance that such integration will be accomplished smoothly or successfully. Further, there can be no assurance that the operations, managements or personnel of the combining companies will be compatible or that Gensia Sicor will not experience the loss of key personnel. The difficulties of such integration may be increased by the necessity of coordinating organizations located in different countries. The integration of certain operations requires the dedication of management resources which may temporarily distract from the day-to-day business of the combined company. Additionally, the costs incurred and difficulties encountered in the transition process may, at least in the short term, have an adverse impact on the combined company's operations. In particular, the Company expects to take a special charge of $1.5 to $2.5 million in the third quarter of 1997 to reserve for corporate and employee relocation and severance costs as the Company moves its headquarters to Irvine, California. The inability of management to integrate the operations of the companies successfully could have a material adverse effect on the business and results of operations of the combined company.

UNCERTAINTY OF ABILITY TO OPERATE WITHOUT INFRINGING ON PATENTS AND PROPRIETARY TECHNOLOGY OF OTHERS

     The success of Gensia Sicor will depend, in part, on its ability to maintain trade secret protection and operate without infringing on the proprietary rights of third parties. There can be no assurance that the patents of others will not have an adverse effect on the ability of Gensia Sicor to commercialize its products. Litigation, which could result in substantial cost to the Company, may be necessary to determine the scope and validity of the proprietary rights of third parties. If any of the Company's products are found to infringe upon patents or other rights owned by third parties, Gensia Sicor may be required to obtain licenses to patents or other proprietary rights of third parties which may not be available on acceptable terms. If Gensia Sicor does not obtain such licenses, product introductions could be delayed or foreclosed. There can be no assurance that Gensia Sicor will have sufficient funds to obtain licenses that may be required in order to develop and commercialize its products, to contest patents obtained by third parties, or to defend against suits brought by third parties.

POTENTIAL INABILITY TO OBTAIN RAW MATERIALS OR MANUFACTURE PRODUCTS

     Gensia Sicor depends on third party manufacturers for bulk raw materials for certain of its products. These raw materials are generally available from a limited number of sources, and certain raw materials are available only from foreign sources. In addition, GLL utilizes sole sources of supply for certain raw materials used in the manufacture of its products and certain packaging components. Any disruption in one or more of these supply sources could have a material adverse effect on Gensia Sicor.

UNCERTAINTY OF PHARMACEUTICAL PRICING, REIMBURSEMENT AND RELATED MATTERS

     The levels of revenues and profitability of pharmaceutical companies will be affected by the continuing efforts of governmental and third party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and Gensia Sicor expects that there will continue to be, a number of federal and state proposals to implement government controls. While Gensia Sicor cannot predict whether any such legislative or regulatory proposals or reforms will be adopted or the effect such proposals or reforms may have on its businesses, the announcement of such proposals or reforms could have a material adverse effect on Gensia Sicor's ability to raise capital and the adoption of such proposals or reforms could have a material adverse effect on Gensia Sicor's businesses, financial condition and profitability. In addition, in both the United States and elsewhere, sales of prescription pharmaceuticals are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that any of the products of Gensia Sicor will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow Gensia Sicor to sell its products on a competitive basis.

PRODUCT LIABILITY EXPOSURE; INADEQUACY OR UNAVAILABILITY OF PRODUCT LIABILITY INSURANCE

     Gensia Sicor, as a manufacturer of finished drug products, faces an inherent exposure to product liability claims in the event that the use of any of its technology or products is alleged to have resulted in adverse effects. This exposure exists even with respect to those products that receive regulatory approval for commercial sale, as well as those undergoing clinical trials. While Gensia Sicor has taken and will continue to take what it believes are appropriate precautions, there can be no assurance that it will avoid significant product liability exposure. Adequate insurance coverage might not be available at acceptable costs, if at all, and product liability claims could adversely affect the business or financial condition of Gensia Sicor.

     In addition, as a manufacturer of bulk drug substances, Gensia Sicor supplies other pharmaceutical companies with active ingredients which are contained in finished products. The ability of Gensia Sicor to avoid significant product liability exposures depends upon its ability to negotiate appropriate commercial terms and conditions with its customers and its customers' manufacturing, quality control and quality assurance practices. There is no assurance that adequate insurance coverage will be available at acceptable costs, if at all, to insure against such exposures or that Gensia Sicor will be able to negotiate satisfactory terms and conditions with its customers. Commencing in 1995, Sicor received claims from certain of its customers in connection with the shipment of contaminated products. Rakepoll Holding recorded a reserve of approximately $2.6 million in its financial statements for the year ended December 31, 1996 which represented management's estimate of product rework costs, attorney's costs and other settlement costs. Actual costs to be incurred in relation to the ultimate settlement may vary from the amount estimated.

UNCERTAINTY REGARDING MEXICAN ECONOMIC FACTORS, GOVERNMENT POLICIES AND
INFLATION

     The Mexican government has exercised and continues to exercise significant influence over many aspects of the Mexican economy. Accordingly, Mexican government actions could have a significant effect on Lemery and Sicor de Mexico, and on market conditions and prices in Mexico. Further, on a cumulative basis, the inflation rate has exceeded 100% in Mexico over the three-year period ended December 1996. There can be no assurance that actions by the Mexican government, future developments in the Mexican economy or Mexico's political, social or economic situation will not adversely affect the operations of Lemery and Sicor de Mexico.

RISKS RELATED TO INTERNATIONAL OPERATIONS

     During 1995 and 1996 a significant percentage of the revenues of each of Sicor, Lemery and Sicor de Mexico were derived from sales of pharmaceuticals outside of Western Europe, Japan and the United States. Operations outside of Western Europe, Japan and the United States are subject in varying degrees to risks involved in doing business abroad such as war, civil disturbances, adverse governmental actions (which may disrupt or impede operations and markets, restrict the movement of funds, impose limitations on foreign exchange transactions or result in the expropriation of assets) and economic and governmental instability. There can be no assurance that Gensia Sicor will not experience material adverse developments with respect to its operations outside of Western Europe, Japan and the United States and that such developments, if they were to occur, would not have a material adverse effect on the results of operations and financial conditions of Gensia Sicor.

ENVIRONMENTAL MATTERS

     Gensia Sicor is subject to numerous environmental regulations in the jurisdictions in which it operates, including regulations relating to the handling, transport and disposal of hazardous materials and the protection of the environment. In certain of these jurisdictions, protection of the environment is becoming an area of increased governmental scrutiny and surveillance. While Gensia Sicor has implemented practices to comply with applicable regulations, the cost of doing so in the future may become prohibitive and may have a significant adverse impact on the companies' operations. There is no assurance that Gensia Sicor will, in fact, be able to comply with all applicable laws and regulations or that such laws and regulations will not have a material adverse impact on the companies' operations. In addition, Sicor maintains liability insurance for certain environmental risks which its management believes to be appropriate and in accordance with industry practice. There can be no assurance, however, that Sicor will not incur liabilities beyond the limits or outside the coverage of its insurance.

CURRENCY FLUCTUATIONS

     Gensia Sicor has significant operations in several countries, including the United States, Italy, and Mexico. In addition, purchases and sales are made in a large number of other countries. As a result, the business is subject to the risk and uncertainties of foreign currency fluctuations. While Gensia Sicor has policies and strategies to minimize this risk, there can be no assurance that such policies and strategies will be effective in preventing significant negative financial adjustments in the future.

CONTROL BY RAKEPOLL FINANCE

     Rakepoll Finance owns 29,500,000 shares of Gensia Sicor Common Stock and, pursuant to a Shareholder's Agreement, dated as of November 12, 1996, as amended by and between Gensia Sicor and Rakepoll Finance, has designated two of Gensia Sicor's nine directors (and has the right to designate one additional director), who in turn designated (jointly with two executive officer directors of Gensia Sicor) five additional directors. In addition, the consent of the Rakepoll Finance designated directors is required for Gensia Sicor to take certain actions, such as a merger or sale of all or substantially all of the business or assets of Gensia Sicor and certain issuances of securities. As a result of its ownership of Gensia Sicor Common Stock, Rakepoll Finance may be able to control substantially all matters requiring approval by the stockholders of Gensia Sicor, including the election of directors and the approval of mergers or other business combination transactions.

POSSIBLE VOLATILITY OF STOCK PRICE; DIVIDEND POLICY

     The market price of the shares of Gensia Sicor Common Stock, like that of the common stock of many other life sciences companies, has been and is likely to continue to be highly volatile, and the market for securities of such companies has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market price of Gensia Sicor Common Stock could be subject to significant fluctuations in response to variations in Gensia Sicor's anticipated or actual operating results, sales of substantial amounts of Gensia Sicor Common Stock, other issuances of substantial amounts of Gensia Sicor Common Stock pursuant to pre-existing obligations, announcements concerning Gensia Sicor or its competitors, including the results of testing, technological innovations or new commercial products or services, developments in patent or other proprietary rights of Gensia Sicor or its competitors, including litigation, conditions in the life sciences or pharmaceuticals industries, governmental regulation, health care legislation, public concern as to the safety of Gensia Sicor's products, changes in estimates of Gensia Sicor's performance by securities analysts, market conditions for life sciences stocks in general, and other events or factors.

     Gensia Sicor has never paid cash dividends on Gensia Sicor Common Stock. Gensia Sicor presently intends to retain earnings, if any, for the development of its businesses and does not anticipate paying any cash dividends on Gensia Sicor Common Stock in the foreseeable future. Unless full cumulative dividends are paid on Gensia Sicor's outstanding $3.75 Convertible Exchangeable Preferred Stock, $.01 par value ("Convertible Preferred Stock"), cash dividends may not be paid or declared and set aside for payment on Gensia Sicor Common Stock. Through September 1997, the Company has approximately $7.5 million in undeclared cumulative preferred dividends on such Convertible Preferred Stock. The Company made quarterly cash dividend payments of approximately $1.5 million per quarter on the Convertible Preferred Stock from June 1, 1993 through March 1, 1995. Subsequent to March 1995, as a measure to reduce cash outflows, the Company's Board of Directors suspended quarterly cash dividend payments on the Convertible Preferred Stock, resuming such cash dividend payments in September 1996. If Gensia Sicor chooses not to declare dividends for six cumulative quarters, the holders of Convertible Preferred Stock, voting separately as a class, will be entitled to elect two additional directors until the dividend in arrears has been paid.

SUBORDINATION OF COMMON STOCK TO NOTES AND PREFERRED STOCK

     The Company has outstanding subordinated convertible notes in an aggregate principal amount of $20 million ("Notes"). The Company's Common Stock is expressly subordinate to the Notes and to the Series A Preferred Stock into which the Notes are convertible in the event of the liquidation, dissolution or winding up of the Company. The Company's Common Stock is also subordinate to the approximately $75,000,000 (plus accrued and unpaid dividends) liquidation preference of the Company's outstanding $3.75 Convertible Exchangeable Preferred Stock. If the Company were to cease operations and liquidate its assets, there can be no assurance that there would be any remaining value available for distribution to the holders of Common Stock after providing for the above liquidation preferences.

EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

     Gensia Sicor's Certificate of Incorporation and Bylaws include provisions that could discourage potential takeover attempts and make attempts by its stockholders to change management more difficult. The approval of 66-2/3% of Gensia Sicor's voting stock is required to approve certain transactions and to take certain stockholder actions, including the calling of a special meeting of stockholders and the amendment of any of the anti-takeover provisions contained in Gensia Sicor's Certificate of Incorporation. Further, pursuant to the terms of its stockholder rights plan, Gensia Sicor has distributed a dividend of one right for each outstanding share of Gensia Sicor Common Stock. These rights will cause a substantial dilution to a person or group that attempts to acquire Gensia Sicor on terms not approved by the Gensia Sicor Board of Directors and may have the effect of deterring hostile takeover attempts.


                                 CAPITAL STOCK

     The authorized capital stock of Gensia Sicor consists of 125,000,000 shares of Common Stock, $.01 par value, and 5,000,000 shares of preferred stock, $.01 par value, of which 160,000 shares have been designated Series I Preferred Stock and 1,840,000 shares have been designated $3.75 Convertible Exchangeable Preferred Stock.

COMMON STOCK

     As of July 18, 1997, there were 74,451,518 shares of Common Stock outstanding held by approxi mately 737 stockholders of record. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Gensia Sicor's Restated Certificate of Incorporation (the "Certificate") does not provide for cumulative voting. Subject to preferences that may be applicable to any then outstanding preferred stock including the $3.75 Convertible Exchangeable Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Gensia Sicor, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of Common Stock have no redemption, conversion or preemptive rights. All outstanding shares of Common Stock are fully paid and nonassessable.

                           INCOME TAX CONSIDERATIONS

     Each prospective purchaser should consult his or her own tax advisor with respect to the income tax issues and consequences of holding and disposing of the Common Stock.

                 SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

     The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of July 31, 1997 by the Selling Stockholders who or which are affiliated with the Company. All of the Selling Stockholders acquired the Shares offered hereby pursuant to the terms of the Development and Marketing Agreement and the Partnership Agreement. The Development and Marketing Agreement requires the Company to register with the Commission the resale of the Shares.

     As of July 31, 1997 there were approximately 627 Selling Stockholders, as set forth below. The Number of Shares Being Offered column in the table below will be completed when the number of Shares is determined in the manner described on the cover page hereto. Out of that aggregate number of Shares, each Selling Stockholder will receive a number of Shares based upon the Selling Stockholder's proportionate ownership interest in the Partnership. Share ownership information is based solely upon either information furnished to the Company or reports furnished to the Company by the respective individuals or entities, as the case may be, pursuant to the rules of the Commission:



                                             Total Shares
                                              of Common          Number of       % of Common
                                            Stock Held at       Shares Being     Stock To Be
Selling Stockholder                         July 31, 1997         Offered      Held After Sale
-------------------                         ----------------    ------------   ----------------

PaineWebber R&D Partners III, L.P........            --           137,772              *
PaineWebber Development Corp.............            --             3,096              *
Domain Associates(1).....................       126,568             1,548              *
David F. Hale(2).........................     1,061,767(3)          1,548            1.4%
Daniel D. Burgess(4).....................       127,297(5)            774              *
Thomas M. Speace(2)......................        67,494(6)            774              *
L. John Wilkerson(2).....................        79,673(7)            774              *
All Non-Affiliate Selling Stockholders
  as a Group (621 persons)...............             *           667,962              *

---------------

*    Less than one percent

(1) Includes 14,750 shares which James C. Blair, a director of the Company, has the right to acquire within 60 days of July 31, 1997 pursuant to the exercise of options and warrants. Includes 1,125 shares beneficially owned by Domain Partners, L.P. Dr. Blair is a General Partner of One Palmer Square Associates, L.P., the general partner of Domain Partners, L.P. Includes 50,000 shares which Domain Partners III, L.P. has the right to acquire within 60 days of July 31, 1997. Dr. Blair is a General Partner of One Palmer Square Associates III, L.P., the general partner of Domain Partners III, L.P. Dr. Blair has an indirect beneficial interest in these shares. Includes 1,509 shares beneficially owned by Domain Associates Profit Sharing Plan. Includes 4,125 shares which Domain Associates has the right to acquire within 60 days of July 31, 1997 pursuant to the exercise of warrants. Dr. Blair is a General Partner of Domain Associates.

(2) The Selling Stockholders include employees, executive officers and directors of Gensia Sicor as follows: David F. Hale, President, Chief Executive Officer and Director; Thomas M. Speace, Vice President, Marketing and Business Development, Gensia Laboratories, Ltd.; and L. John Wilkerson, Director.

(3) Includes 448,000 shares held by a trust as to which Mr. Hale has shared voting and investment power, 54,000 shares held by Mr. Hale as custodian for his minor children as to which Mr. Hale has sole voting and investment power, and 423,036 shares which Mr. Hale has the right to acquire within 60 days of July 31, 1997 pursuant to the exercise of options and warrants.

(4) Daniel D. Burgess is President, Chief Financial Officer and Treasurer of Gensia Automedics.

(5) Includes 82,908 shares which Mr. Burgess has the right to acquire within 60 days of July 31, 1997 pursuant to the exercise of options.

(6) Includes 63,281 shares which Mr. Speace has the right to acquire within 60 days of July 31, 1997 pursuant to the exercise of options.

(7) Includes 2,062 shares which Mr. Wilkerson has the right to acquire within 60 days of July 31, 1997 pursuant to the exercise of warrants. Also includes 16,111 shares which Dr. Wilkerson has the right to acquire within 60 days of July 31, 1997 pursuant to the exercise of options. Includes 41,250 shares owned by Longbow Partners and 20,250 shares which Longbow Partners has the right to acquire within 60 days of July 31, 1997 pursuant to the exercise of options. Longbow Partners is a partnership of which the partners are certain shareholders of the

     Wilkerson Group. Dr. Wilkerson disclaims beneficial ownership of the shares and options held by Longbow Partners. Dr. Wilkerson is a consultant to the Wilkerson Group.

     Pursuant to the Registration Statement of which this Prospectus is a part, the Shares may be sold by the Selling Stockholders from time to time while this Registration Statement is effective in the over-the-counter market or otherwise at prices and terms prevailing at the time of sale or in negotiated transactions. Although no Selling Stockholder has advised the Company that it currently intends to sell the Shares, pursuant to this Registration Statement, any Selling Stockholder may choose to sell all or a portion of the Shares from time to time in the manner described above. The methods by which the Shares may be sold by the Selling Stockholders in one or more of the following transactions may include: (a) block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, and (c) ordinary brokerage transactions in which the broker solicits purchasers. In effecting sales, brokers and dealers engaged by a Selling Stockholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from a Selling Stockholder in amounts to be negotiated (and, if such broker or dealer acts as agent for the purchaser of such shares, from such purchaser). Brokers or dealers may agree with a Selling Stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker or dealer is unable to do so acting as agent for a Selling Stockholder, to purchase as principal any unsold shares at the price required to fulfill such broker or dealer commitment to such Selling Stockholder. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions (which may involve crosses and book transactions and which may involve sales to and through other brokers or dealers, including transactions, of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection as described above.

     The Company has agreed to indemnify the Selling Stockholders against certain liabilities in connection with this registration, including liabilities under the Securities Act.


                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Shares offered hereby are being passed upon for the Company by Pillsbury Madison & Sutro LLP, San Francisco California. A member of the law firm of Pillsbury Madison & Sutro LLP owns 30,000 shares of Common Stock.


                                    EXPERTS

     The consolidated financial statements of Gensia Sicor Inc. appearing in Gensia Sicor Inc.'s Annual Report (Form 10-K/A) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Additionally, the consolidated financial statements of Rakepoll Holding appearing in Gensia Sicor's Current Report on Form 8-K, as amended by Form 8-K/A, dated February 28, 1997 have been audited by KPMG Accountants N.V., as set forth in their report included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

================================================================================


     No dealer, salesperson or any other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, or an offer in any jurisdiction to any person to whom it is unlawful to make such an offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct at any time subsequent to the date hereof.

                             ---------------------



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                                814,248 Shares
                                 Common Stock






                               GENSIA SICOR INC.





                               -----------------
                                  PROSPECTUS
                               -----------------




                               -----------------



                                October 8, 1997



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